The Gabelli Equity Trust Inc.
One Corporate Center
Rye, New York 10580-1422
September 14, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 Registration Nos. 333-127724, 811-04700
Ladies and Gentlemen:
This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing made by The Gabelli Equity Trust Inc. (the “Registrant”).
The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
THE GABELLI EQUITY TRUST INC.

By:	/s/ Bruce N. Alpert

Name:	Bruce N. Alpert
Title:	President and Treasurer